Exhibit 99.1

YAMANA ANNOUNCES CLOSING OF BRIO GOLD PURCHASE RIGHTS OFFERING

TORONTO, ONTARIO, December 23, 2016 — YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) ("Yamana" or the "Company") herein announces the closing of its previously announced offering of purchase rights (the "Purchase Rights") and related transactions pursuant to which Yamana has transferred common shares ("Brio Shares") of Brio Gold Inc. ("Brio Gold").  A total of 17,324,507 Brio Shares owned by Yamana were transferred pursuant to the transactions at a price of C$3.25 per Brio Share for aggregate proceeds of C$56,304,648 to Yamana.  The Purchase Rights expired on December 21, 2016.

As a result of the completion of these transactions, Brio Gold is now a standalone public company.  Yamana continues to be a significant shareholder of Brio Gold, holding approximately 85% of the issued and outstanding Brio Shares.

Peter Marrone, Chairman and Chief Executive Officer of Yamana Gold commented as follows:
"Yamana has achieved another milestone in its effort to realize, and maximize, value from its Brio Gold subsidiary.  Now that Brio Gold is a standalone public company, we believe that its immediate value and value potential will be better realized.  It is Yamana's intention to work with the management and board of directors of Brio Gold to help realize that value.  We will continue to consider all efforts that will realize better and full value."

The net proceeds from these transactions will be used for general corporate purposes and to further reduce net debt.

From a financial statement and reporting perspective, Yamana will continue to fully consolidate the results of Brio Gold, disclosing the earnings attributable to Yamana shareholders and Brio Gold earnings attributable to non-controlling shareholders.  From an operational reporting perspective, Yamana will report the attributable production and costs associated with its interest in Brio Gold.

From an operational perspective, Brio Gold will be managed by a separate management and independent board of directors as a standalone public company.

The Brio Shares have been approved for listing on the TSX and are expected to commence trading under the trading symbol "BRIO" on December 28, 2016.

Each of CIBC World Markets Inc., National Bank Financial Inc., Canaccord Genuity Corp. and Cormark Securities Inc. acted in connection with the Purchase Rights and related transactions.

CST Trust Company acted as the Purchase Rights Agent and Laurel Hill Advisory Group acted as the Information Agent.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, and Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Yamana. Forward-looking information includes, but is not limited to information with respect to expectations regarding the anticipated use of proceeds from the Offering and the Additional Distribution, the expected effects of the Offering and the Additional Distribution on Yamana, the trading of the Brio Shares on the TSX, the business plans, statements or information relating to the anticipated development activities of the Company, and expectations for other economic and business factors. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the expected use of proceeds discussed herein related to net debt reduction, delivering value creation over the long term, the Company's existing and future business plans and opportunities, changes in general economic, business and political conditions, including changes in the financial markets, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives and may not be appropriate for other purposes.

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